

Mail Stop 3628

April 12, 2006

By Facsimile: (816) 292-2001 and U.S. Mail
Scott M. Herpich
Lathrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108

Re: Boston Financial Qualified Housing Tax Credits L.P. II
        Amended Schedule TO-T filed by Paco Development, L.L.C.
        Filed on April 7, 2006
        File No. 005-80085

Dear Mr. Herpich:

        We have reviewed the filing listed above and have the following comments. All defined terms have the same meaning as in the offer materials.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We refer you to your response to comment 1 of our letter issued March 15, 2006 and comment 1 of our letter issued April 4, 2006. We note that certain of the 13D Joint Filers did not file an initial Schedule 13D. Please update the disclosure in the Schedule 13D to address each item requirement for all 13D Joint Filers. For example, the Item 6 disclosure in the initial Schedule 13D does not satisfy the disclosure requirements of the new 13D Joint Filers. Accordingly, please revise the Schedule 13D to describe any contracts, arrangements, understandings or relationships (legal or otherwise), written or oral, with respect to the units as required by Item 6 of Schedule 13D. Further, it appears from the relationship between the 13D Joint Filers and the particular facts and circumstances regarding their involvement and activities with the Boston Financial Qualified Housing Tax Credits partnerships that these parties may be acting collectively in a unified and coordinated manner to conduct this and other tender offers involving the Boston Financial partnerships. Please advise. Further, upon responding to this comment, please provide the staff with an organizational chart that

illustrates the owners and control persons (e.g. managing members) of Paco Development, Park and Anise, as well as the control persons of their owners.

2. Rule 13d-2 requires the 13D Joint Filers to *promptly* amendment their Schedule 13D to reflect any material change in the facts set forth in the schedule. In this regard, we note that certain of the 13D Joint Filers acquired, or entered into agreements to acquire additional units in December of 2005, but that an amendment to the Schedule 13D was not filed until January 12, 2006.

3. We note that Paco Development is offering to purchase Units of Boston Financial II at a cash purchase price of $65.00 per Unit, less the amount of Distributions. We also note that Boston Financial II announced that it would be distributing $97 per Unit. Please revise your Offer to reflect Boston Financial II's distribution of $97.00 and explain how the Offer will be conducted as a result of the distribution. Your revisions should clearly disclose what Unit holders will receive in the offer, in view of Boston Financial II's distribution.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger & Acquisitions